SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. )*

SANCHEZ ENERGY CORPORATION

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

7997OY 105

(CUSIP Number)

Antonio R. Sanchez, III

Sanchez Energy Partners I, LP

1111 Bagby Street, Suite 1600

Houston, Texas 77002

(713) 783-8000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 19, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 7997OY 105	13D

(1)	Names of reporting persons SANCHEZ ENERGY PARTNERS I, LP
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power: 0
	(8)	Shared voting power: 21,340,909
	(9)	Sole dispositive power: 0
	(10)	Shared dispositive power: 21,340,909
(11)	Aggregate amount beneficially owned by each reporting person 21,340,909
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 66.2% (1)
(14)	Type of reporting person (see instructions) PN

(1)	Calculation of percentage based on a total of 32,250,000 shares of common stock outstanding based on information reported in Sanchez Energy Corporation’s prospectus filed with the Securities and Exchange Commission on December 14, 2011.

CUSIP No. 7997OY 105	13D

(1)	Names of reporting persons SEP MANAGEMENT I, LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power: 0
	(8)	Shared voting power: 21,340,909
	(9)	Sole dispositive power: 0
	(10)	Shared dispositive power: 21,340,909
(11)	Aggregate amount beneficially owned by each reporting person 21,340,909
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 66.2% (1)
(14)	Type of reporting person (see instructions) OO (Limited Liability Company)

(1)	Calculation of percentage based on a total of 32,250,000 shares of common stock outstanding based on information reported in Sanchez Energy Corporation’s prospectus filed with the Securities and Exchange Commission on December 14, 2011.

CUSIP No. 7997OY 105	13D

(1)	Names of reporting persons SANCHEZ OIL & GAS CORPORATION
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power: 0
	(8)	Shared voting power: 21,340,909
	(9)	Sole dispositive power: 0
	(10)	Shared dispositive power: 21,340,909
(11)	Aggregate amount beneficially owned by each reporting person 21,340,909
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 66.2% (1)
(14)	Type of reporting person (see instructions) CO

(1)	Calculation of percentage based on a total of 32,250,000 shares of common stock outstanding based on information reported in Sanchez Energy Corporation’s prospectus filed with the Securities and Exchange Commission on December 14, 2011.

CUSIP No. 7997OY 105	13D

(1)	Names of reporting persons ANTONIO R. SANCHEZ, III
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power: 0
	(8)	Shared voting power: 21,340,909
	(9)	Sole dispositive power: 0
	(10)	Shared dispositive power: 21,340,909
(11)	Aggregate amount beneficially owned by each reporting person 21,340,909
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 66.2% (1)
(14)	Type of reporting person (see instructions) IN

(1)	Calculation of percentage based on a total of 32,250,000 shares of common stock outstanding based on information reported in Sanchez Energy Corporation’s prospectus filed with the Securities and Exchange Commission on December 14, 2011.

CUSIP No. 7997OY 105	13D

(1)	Names of reporting persons A. R. SANCHEZ, JR.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power: 0
	(8)	Shared voting power: 21,340,909
	(9)	Sole dispositive power: 0
	(10)	Shared dispositive power: 21,340,909
(11)	Aggregate amount beneficially owned by each reporting person 21,340,909
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 66.2% (1)
(14)	Type of reporting person (see instructions) IN

(1)	Calculation of percentage based on a total of 32,250,000 shares of common stock outstanding based on information reported in Sanchez Energy Corporation’s prospectus filed with the Securities and Exchange Commission on December 14, 2011.

Item 1. Security and Issuer.

This statement on Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $.01 per share (the “Common Stock”), of Sanchez Energy Corporation, a Delaware corporation (the “Issuer”). The Issuer has its principal executive offices at 1111 Bagby Street, Suite 1600, Houston, Texas 77002. The total number of shares of Common Stock reported as beneficially owned in this Schedule 13D is 21,340,909, which constitutes approximately 66.2% of the total number of shares of Common Stock outstanding at December 19, 2011, the date the Offering (defined below) closed, or 32,250,000 shares of Common Stock.

Item 2. Identity and Background.

(a) and (f)	This Schedule 13D is filed jointly by each of the following persons:

(i)	Sanchez Energy Partners I, LP, a Delaware limited partnership (“SEP I”);

(ii)	SEP Management I, LLC, a Delaware limited liability company (“SEP Management”);

(iii)	Sanchez Oil & Gas Corporation, a Delaware corporation (“SOG”);

(iv)	Antonio R. Sanchez, III, a citizen of the United States of America; and

(v)	A.R. Sanchez, Jr., a citizen of the United States of America.

SEP I, SEP Management, SOG, Antonio R. Sanchez, III and A.R. Sanchez, Jr. are collectively referred to as the “Reporting Persons.” The Reporting Persons have entered into a Joint Filing Agreement, dated the date hereof, a copy of which is filed with this Schedule 13D as Exhibit A (which is hereby incorporated by reference) pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Securities and Exchange Act of 1934, as amended (the “Act”). Information with respect to each Reporting Person is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information furnished by another Reporting Person. The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this Schedule 13D.

Pursuant to Rule 13d-4 of the Act, the Reporting Persons expressly declare that the filing of this statement shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Act or otherwise, the beneficial owner of any securities covered by this Schedule 13D held by any other person.

Certain information required by this Item 2 concerning the executive officers, directors and managers of certain of the Reporting Persons is set forth on Schedule A, attached hereto, which is incorporated herein by reference.

(b) The address of the principal business office of each of the Reporting Persons is 1111 Bagby Street, Suite 1600, Houston, Texas 77002.

(c)	(i) SEP I’s primary business activity is the exploration and development of oil and natural gas.

(ii)	SEP Management’s primary business is to be the general partner of SEP I.

(iii)	SOG’s primary business is the exploration and development of oil and natural gas on its behalf and on behalf of its affiliates.

(iv)	Antonio R. Sanchez, III is the Issuer’s President, Chief Executive Officer and Chairman of the Board of Directors of the Issuer.

(v)	A.R. Sanchez, Jr. is the founder and Chairman of the Board of Directors of SOG.

(d)-(e) None of the Reporting Persons nor, to the best of any Reporting Person’s knowledge, their respective executive officers, managers or directors (the “Listed Persons”), if any, listed on Schedule A hereto has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

Immediately after the closing of the Issuer’s initial public offering (the “Offering”) of 10,000,000 shares of Common Stock, pursuant to that certain Contribution, Conveyance and Assumption Agreement (the “Contribution Agreement”), dated December 19, 2011, by and between SEP I and the Issuer, SEP I contributed 100% of the limited liability company interests of SEP Holdings III, LLC, a Delaware limited liability company, which owns interests in unconventional oil and natural gas assets consisting of undeveloped leasehold, proved oil and natural gas reserves and related equipment and other assets, to the Issuer in exchange for $50 million in cash (exclusive of certain expenses SEP I was or will be reimbursed for) and 21,340,909 shares of Common Stock (or up to 22,090,909 shares of Common Stock to the extent that the underwriters in the Offering do not exercise their 30-day option (the “Option Period”) to purchase up to 1,500,000 additional shares of Common Stock from the Issuer).

The description of the Contribution Agreement is qualified in its entirety by reference to the full text of the agreement, which is filed as an exhibit to this Schedule 13D and incorporated herein by reference.

Item 4. Purpose of Transaction.

The Reporting Persons acquired the shares of Common Stock reported herein solely for investment purposes. The Reporting Persons may make additional purchases of shares of Common Stock either in the open market or in private transactions depending on the Reporting Person’s business, prospects and financial condition, the market for the shares of Common Stock, general economic conditions, stock market conditions and other future developments.

(a)	To the extent that the underwriters in the Offering do not exercise their option to purchase additional shares of Common Stock by the end of the Option Period, the Issuer will issue one-half of the remainder of the shares of Common Stock subject to the option (or up to 750,000 additional shares of Common Stock), if any, to SEP I pursuant to the Contribution Agreement.

(b)	None.

(c)	None.

(d)	SEP I controls a majority of the voting power for the election of the Issuer’s directors. The Reporting Persons have no current intention of changing the board of directors or management of the Issuer, other than to appoint additional independent directors to comply with the transition rules for newly-listed companies on the New York Stock Exchange.

(e)	None.

(f)	None.

(g)	None.

(h)	None.

(i)	None.

(j)	Except as described in this Item 4, the Reporting Persons do not have, as of the date of this Schedule 13D, any plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (i) of Item 4 of Schedule 13D. The Reporting Persons may change their plans or proposals in the future. In determining from time to time whether to sell or dispose the shares of Common Stock reported as beneficially owned in this Schedule 13D (and in what amounts) or to retain such securities, the Reporting Persons will take into consideration such factors as they deem relevant, including the business and prospects of the Issuer, anticipated future developments concerning the Issuer, existing and anticipated market conditions from time to time, general economic conditions, regulatory matters, and other opportunities available to the Reporting Persons. The Reporting Persons reserve the right to acquire additional securities of the Issuer in the open market, in privately negotiated transactions (which may be with the Issuer or with third parties) or otherwise, to dispose of all or a portion of their holdings of securities of the Issuer or to change their intention with respect to any or all of the matters referred to in this Item 4.

Item 5. Interest in Securities of the Issuer.

(a)-(b) SEP I is the sole record owner of 21,340,909 shares of Common Stock, or 66.2% of a total of 32,250,000 shares of Common Stock issued and outstanding as of the closing of the Offering. SEP Management, SOG, Antonio R. Sanchez, III and A.R. Sanchez, Jr. do not directly own any shares of Common Stock. SEP I is controlled by its general partner, SEP Management, which is a wholly owned subsidiary of SOG. SOG is managed by A.R. Sanchez, Jr. and Antonio R. Sanchez, III, and thus may be deemed to share voting and dispositive power over the shares of Common Stock held by SEP I.

Each of SEP Management, SOG, Antonio R. Sanchez, III and A.R. Sanchez, Jr. disclaims beneficial ownership of the reported securities except to the extent of such Reporting Person’s pecuniary interests therein, and this report shall not be deemed an admission that such Reporting Person is the beneficial owner of the reported securities for purposes of Section 16 or for any other purpose.

(c) Except as otherwise described herein with respect to the Issuer’s issuance of additional shares of Common Stock to SEP I to the extent that the underwriters in the Offering do not exercise their option to purchase additional shares of Common Stock by the end of the Option Period and the acquisition of beneficial ownership of Common Stock being reported on this Schedule 13D, there have been no reportable transactions with respect to the Common Stock within the last 60 days by the Reporting Persons.

(d) The Reporting Persons have the right to receive dividends from, and the proceeds from the sale of, the respective shares of Common Stock reported by such persons on the cover pages of this Schedule 13D and in this Item 5. See Schedule A for the information applicable to the Listed Persons. Except for the foregoing, no other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of Common Stock beneficially owned by the Reporting Persons or, to the Reporting Persons’ knowledge, the Listed Persons.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information provided or incorporated by reference in Item 3 and Item 4 is hereby incorporated by reference herein.

Registration Rights Agreement

In connection with the Contribution Agreement, the Issuer entered into a Registration Rights Agreement, dated December 19, 2011, with SEP I (the “Registration Rights Agreement”). The shares of Common Stock held at any time by SEP I or, subject to compliance with the assignment provisions of the agreement, any other person that is the beneficial owner of the Issuer’s Common Stock as a result of the sale, assignment or other transfer of such Common Stock originally issued by the Issuer to SEP I are referred to as “Registrable Securities.” Under the Registration Rights Agreement, SEP I and its transferees were granted certain demand, piggyback and Form S-3 registration rights relating to the resale of Registrable Securities pursuant to which the Issuer is required to use the Issuer’s best efforts to effect the registration of such Registrable Securities on the applicable form or to include such Registrable Securities in such registration or offering on the same terms and conditions as such other securities being registered, as applicable. These registration rights are subject to conditions and limitations, including the total number of demand registrations that the Issuer is required to effect, the right of the managing underwriter or underwriters to limit the number of shares to be included in a registration and the Issuer’s right to delay or withdraw a registration statement under specified circumstances. The Issuer will pay all expenses relating to any demand, piggyback or Form S-3 registration, except for any underwriter or brokers’ discounts or commissions. The Issuer also agreed to indemnify the holders of Registrable Securities with respect to certain liabilities under the securities laws in connection with registrations pursuant to the Registration Rights Agreement.

The description of the Registration Rights Agreement is qualified in its entirety by reference to the full text of the agreement, which is filed as an exhibit to this Schedule 13D and incorporated herein by reference.

Lock-Up Agreements

In connection with the Offering and pursuant to certain lock-up agreements, SEP I and Antonio R. Sanchez, III agreed, subject to certain exceptions, that, without the prior written consent of the representative of the underwriters (the “Representative”) in the Offering, they will not, during the period including December 13, 2011 through and including the date that is the 180th day after December 13, 2011, directly or indirectly:

•

offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of any of the Issuer’s shares or any securities convertible into or exercisable or exchangeable for the Issuer’s shares; or

•

enter into any swap or other agreement, arrangement, hedge or transaction that transfers to another, in whole or in part, any of the economic consequences of ownership of the Issuer’s shares or any securities convertible into or exercisable or exchangeable for the Issuer’s shares, whether any transaction described in any of the foregoing bullet points is to be settled by delivery of Common Stock, other securities, in cash or otherwise; or publicly announce an intention to do any of the foregoing. Moreover, if:

•	during the last 17 days of the lock-up period, the Issuer issues an earnings release or material news or a material event relating to the Issuer occurs; or

•	prior to the expiration of the lock-up period, the Issuer announces that it will release earnings results during the 16-day period beginning on the last day of the lock-up period,

the restrictions described in the immediately preceding sentence will continue to apply, subject to certain exceptions, until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event, as the case may be, unless the underwriter waives, in writing, that extension.

Notwithstanding anything to the contrary above, SEP I is permitted to distribute its shares of Common Stock to its partners at any time after the closing of the Offering. If the recipient of the Issuer’s shares in such distribution is an affiliate of SEP I, such recipient will be bound by the terms of the lock-up agreement. If the recipient of the Issuer’s shares in such distribution is not an affiliate of SEP I, such recipient will not be bound by the lock-up agreement, but will be subject to certain restrictions on resale under federal and state securities laws.

The Representative may, in its sole discretion and at any time or from time to time, without notice, release all or any portion of the Common Stock or other securities subject to the lock-up agreements. Any determination to release any shares or other securities subject to the lock-up agreements would be based on a number of factors at the time of determination, which may include the market price of the shares, the liquidity of the trading market for the shares, general market conditions, the number of shares or other securities proposed to be sold or otherwise transferred and the timing, purpose and terms of the proposed sale or other transfer.

The description of the lock-up agreements is qualified in its entirety by reference to the full text of the agreements, forms of which are filed as exhibits to this Schedule 13D and incorporated herein by reference.

Item 7. Material to Be Filed as Exhibits.

Exhibit A	Joint Filing Agreement dated December 28, 2011.

Exhibit B	Contribution, Conveyance and Assumption Agreement dated as of December 19, 2011 by and between Sanchez Energy Partners I, LP, a Delaware limited partnership, and Sanchez Energy Corporation, a Delaware corporation (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K (File No. 001-35372) filed on December 22, 2011)

Exhibit C	Registration Rights Agreement dated as of December 19, 2011 between Sanchez Energy Corporation, a Delaware corporation, and Sanchez Energy Partners I, LP, a Delaware limited partnership (incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K (File No. 001-35372) filed on December 22, 2011)

Exhibit D	Form of Lock-Up Agreement – Antonio R. Sanchez, III (incorporated by reference to Exhibit C-1 of Exhibit 1.1 to the Issuer’s Current Report on Form 8-K (File No. 001-35372) filed on December 19, 2011)

Exhibit E	Form of Lock-Up Agreement – Sanchez Energy Partners I, LP (incorporated by reference to Exhibit C-2 of Exhibit 1.1 to the Issuer’s Current Report on Form 8-K (File No. 001-35372) filed on December 19, 2011)

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.

Dated: December 28, 2011

SANCHEZ ENERGY PARTNERS I, LP By its general partner, SEP Management I, LLC

By:	/s/ Antonio R. Sanchez, III

Antonio R. Sanchez, III
President

SEP MANAGEMENT I, LLC

By:	/s/ Antonio R. Sanchez, III

Antonio R. Sanchez, III
President

SANCHEZ OIL & GAS CORPORATION

By:	/s/ Antonio R. Sanchez, III

Antonio R. Sanchez, III
President

/s/ Antonio R. Sanchez, III

ANTONIO R. SANCHEZ, III

/s/ A.R. Sanchez, Jr.

A. R. SANCHEZ, JR.

Schedule A

Sanchez Energy Partners I, LP

The general partner of Sanchez Energy Partners I, LP is SEP Management I, LLC. There are no executive officers and directors appointed at Sanchez Energy Partners I, LP. Sanchez Energy Partners I, LP has an advisory board consisting of the following members:

Name	Principal Occupation or Employment
• John Eddie Williams, Jr.	Attorney, Partner at Williams Kherkher Hart Boundas, LLP
• Luis Farias	Executive at Gulf Port Portland Cement Co.
• Owen Littman	Attorney, General Counsel of the Cowen Group, Inc.
• Mikal C. Watts	Attorney, Partner at Watts Guerra Craft, LLP
• Fernando Canales Clariond	President, Finestra USA Corp.
• Othon Ruiz	CEO, Grupo Valores Monterrey
• Federico Chavez	Director, Promecap, S.A.

Messrs. Williams, Littman and Watts are each a citizen of the United States of America. Messrs. Farias, Clariond, Ruiz and Chavez are each a citizen of Mexico. The business address of such individuals is 1111 Bagby Street, Suite 1600, Houston, Texas 77002. Such individuals expressly disclaim any beneficial ownership of the shares of Common Stock.

SEP Management I, LLC

The managing member of SEP Management I, LLC is Sanchez Oil & Gas Corporation. There are no directors appointed at SEP Management I, LLC. The executive officers of SEP Management I, LLC include the following individuals:

•	Antonio R. Sanchez, III, President

•	Michael G. Long, Vice President and Chief Financial Officer

Each of these individuals is a citizen of the United States of America. The business address of such individuals is 1111 Bagby Street, Suite 1600, Houston, Texas 77002. Such individuals expressly disclaim any beneficial ownership of the shares of Common Stock.

Sanchez Oil & Gas Corporation

The directors of Sanchez Oil & Gas Corporation include A. R. Sanchez, Jr., who is also chairman of the board of directors, and Antonio R. Sanchez, III. The executive officers of Sanchez Oil & Gas Corporation include the following individuals:

•	Antonio R. Sanchez, III, President

•	Michael G. Long, Vice President and Chief Financial Officer

Each of these individuals is a citizen of the United States of America. The business address of such individuals is 1111 Bagby Street, Suite 1600, Houston, Texas 77002. Such individuals expressly disclaim any beneficial ownership of the shares of Common Stock.